Exhibit 4.54

17 July 2015

Strictly Private & Confidential

Justin Gover

Dear Justin

We confirm an offer of employment with GW Pharmaceuticals Inc (the “Company”).

Kindly let this letter serve as an outline of the primary elements of our offer.

1.	POSITION PROFILE

Your title will be Chief Executive Officer, GW Pharmaceuticals Inc. The start date of your employment with the Company will be 21 July 2015. Your work location will be at the Company’s proposed office in Southern California. You will devote your best efforts to the performance of your duties at the Company, and you agree not to directly or indirectly engage or participate in any other employment, occupation or activities which may conflict with the best interests of the Company. This is a full-time position which is exempt from overtime payments.

2.	COMPENSATION

Salary: Your base salary will be at the annual rate of $446,177 less the amount to be paid to you by GW Pharmaceuticals plc in the UK in respect of your role as its Chief Executive Officer (initially $51,482 per annum), which means the base annual salary you will receive from the Company is $394,695). Your salary will be paid in accordance with our normal payroll practices and subject to standard withholdings and deductions. The Remuneration Committee will review your salary annually, but such review does not necessarily imply an increase. The review will take account of such factors as the Remuneration Committee considers, in its absolute discretion, to be appropriate, which may include anticipated future performance or service and/or your past performance and/or the Company and/or the GW Pharmaceuticals Group, although it has no obligation to take any of these factors into account. Any increase in your salary will normally be effective from 1 January in each year following the review.

You will also be eligible for a car allowance of $24,279 per annum. The car allowance will be paid monthly, less such deductions as are required by law. It will not be part of your salary and will not count towards any salary related benefits, including your pension.

GW Pharmaceuticals Inc.

15 TW Alexander Drive, Suite 213, Research Triangle park, NC 27709          www.gwpharm.com

Company No. 5426844 registered in Delaware, US.

You should note that the Company may modify job titles, salaries and benefits from time to time as it deems necessary in accordance with applicable laws.

3.	EMPLOYEE BENEFITS

You will be entitled during your employment with the Company to participate in the following employee benefit plans to receive the following fringe benefits:

•	Death In Service Life insurance and permanent health insurance;
•	medical coverage for you and your immediate family;
•	the right to participate in 401(k) plans; and
•	any other employee benefits the Company provides to its employees from time to time..

4.	PAID TIME OFF

The Company will offer you 25 days per calendar year of paid vacation, which begin to accrue upon the date you commence work with the Company. You shall also be entitled to paid sick days for illness or injury, which may also be used for the illness or injury of family members in accordance with applicable laws.

Paid Holidays: The Company recognizes the following paid US holidays:

•	New Year's Day	•	Columbus Day
•	Martin Luther King, Jr. Day	•	Veteran’s Day
•	Presidents’ Day	•	Thanksgiving Day
•	Memorial Day	•	Day after Thanksgiving
•	Independence Day	•	Christmas Day
•	Labor Day

A recognized holiday that falls on a Saturday generally will be observed on the preceding Friday, and a recognized holiday that falls on a Sunday generally will be observed on the following Monday.

The Company may require you to take any outstanding vacation during any notice period under paragraph 8 or any other period for which you are required to work. On the termination of your appointment (other than as a result of your breach of the terms of this letter) you will be entitled to a day's salary in lieu of each day's vacation accrued due but not taken in respect of the vacation year in which termination takes effect. If you have taken vacation in excess of your accrued entitlement, the Company may deduct a day's salary for each excess day taken from any monies owed to you by the Company.

5.	NO CONFLICTS

By signing below you agree that there is no lawful reason to prevent you from accepting a position with the Company. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

GW Pharmaceuticals Inc.

15 TW Alexander Drive, Suite 213, Research Triangle park, NC 27709          www.gwpharm.com

Company No. 5426844 registered in Delaware, US.

6.	COMPANY POLICIES

As a Company employee, you will be expected to abide by the Company’s rules and policies. Company policies may change from time to time, with or without notice, in accordance with applicable laws.

7.	PROPRIETARY INFORMATION/NONDISCLOSURE/NO SOLICITATION/NO COMPETITION

As a condition of your employment you will be required to sign the Company Intellectual Property, Confidentiality and Non-disclosure Agreement enclosed with this offer letter and incorporated by reference herein.

8.	EMPLOYMENT

Your employment will continue until either party gives to the other not less than 12 months' written notice. However, the Company may, notwithstanding any other provision of this letter and irrespective of whether the grounds for termination arose before or after employment begins, at any time by notice in writing to you terminate your employment with immediate effect :-

(a)	if a petition is presented or any order is made or any notice is issued convening a meeting for the purpose of passing a resolution for your bankruptcy or you become bankrupt or make any composition or enter into any deed of arrangement with your creditors generally;
(b)	if you are prohibited by law or by any decision of a regulatory body from being a director or taking part in the management of the Company or cease to be a director of the Company without the consent of the Board;
(c)	if you are convicted of (i) a criminal offence other than one which in the opinion of the Board does not affect his position as an employee of the Company, bearing in mind the nature of his duties and the capacity in which he is employed; or (ii) an offence relating to insider dealing;
(d)	if you are guilty of any serious default or misconduct in connection with or affecting the business of the Company;
(f)	if you commit any serious or repeated breach of your obligations under this letter or you are guilty of serious neglect or negligence in the performance of your duties; or
(g)	if you behave in a manner (whether on or off duty) which is likely to bring the Company into disrepute or prejudice its interests or which seriously impairs his ability to perform his duties.

During any notice period, the Company may require you (a) to perform duties not within your normal duties or to undertake special projects; or (b) not to attend for work for all or any part of the period of notice (if notice has been given) or (if notice has not been given) for a period equivalent to six months. For so long as you are not required to work during such period, you will remain an employee of the Company. You will continue to receive your salary and other contractual entitlements except for any bonus and will continue to be bound by all the terms of this letter. You will not directly or indirectly work for any person, have any contact with any customer of the Group or, for business purposes, have contact with any employee of the Group without the prior written agreement of the Board. If you are not required to attend for work under this paragraph the Company shall be entitled to offset any outstanding accrued holiday due to you for each day of non-attendance.

GW Pharmaceuticals Inc.

15 TW Alexander Drive, Suite 213, Research Triangle park, NC 27709          www.gwpharm.com

Company No. 5426844 registered in Delaware, US.

Severability/Construction: To the extent any provision of this offer letter or application of it to any person, place, or circumstance shall be determined to be invalid, unlawful or otherwise unenforceable, in whole or in part, the remainder of the offer letter shall remain in full force and effect, and this Agreement shall be reformed to the extent necessary to carry out its provisions to the greatest extent possible.

9.	LOGISTICS

Finally, if you agree to and accept this offer, please sign and return this letter along with the attached the Intellectual Property, Confidentiality and Non-disclosure agreement and the Arbitration agreement as soon as possible. If you should have questions, feel free to contact me. It is a pre-condition of your employment that you sign and return the enclosed agreements, which you should read carefully.

10.	ENTIRE AGREEMENT

This letter, along with any agreements relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral. This letter may not be modified or amended except by a written agreement signed by myself and you. This letter, along with any agreements relating to proprietary rights between you and the Company, does not modify, amend or supersede, in any way, the services agreement between you and GW Pharmaceuticals plc.

Sincerely,

/s/ Adam George

Adam George
Chief Financial Officer

Agreed to and Accepted By:	/s/ Justin Gover	Date: 17/7/2015
Justin Gover

GW Pharmaceuticals Inc.

15 TW Alexander Drive, Suite 213, Research Triangle park, NC 27709          www.gwpharm.com

Company No. 5426844 registered in Delaware, US.